Platinum Studios, Inc.
11400 Olympic Blvd., 14th Floor
Los Angeles, California 90064

September 6, 2007

VIA EDGAR
Ms. Letty Lin
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:          Platinum Studios, Inc.
Registration Statement on Form SB-2
File No. 333-145871

Dear Ms. Lin:

On behalf of Platinum Studios, Inc. (the “Company”), a California corporation, we specifically incorporate into the facing page of the Registration Statement on Form SB-2, filed by the Company on September 4, 2007, the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:

“The registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Gregory Sichenzia, Sichenzia Ross Friedman Ference LLP, 61 Broadway, New York, NY 10006 (fax (212) 930-9725).

Very truly yours,

/s/ Scott Mitchell Rosenberg
__________________
Scott Mitchell Rosenberg
Chief Executive Officer